A.E. 2/11/02

02016631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 21 2002

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. News Releases: February 18:

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date February 18, 2002: By Paul Mann
Paul Mann, Vice President, Comptroller

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

CREW
DEVELOPMENT CORPORATION

February 18, 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: **CRU**
FRANKFURT: **KNC**, OTC: **CRWVF**

NEWS RELEASE

CREW DEVELOPMENT CORP REPORTS RESULTS OF OPERATIONS OF AFRICAN SUBSIDIARY

Crew Development Corporation (Crew) announces that its African subsidiary, Metorex Limited, has reported a net loss of R100 million (C$17 million) for the six months ended December 31, 2001, as compared to net income of R48 million (C$10 million) for the corresponding six months ended December 31, 2000.

As a result of a decision to place Chibuluma South on "care and maintenance", brought about by continuing low metal prices and high operating costs in Zambia, an impairment provision of R112 million, which is included in the loss of R100 million above, has been made against the Chibuluma assets.

Gross revenues for the six months ended December 31, 2001 were R372 million (C$50 million), an increase of 6% on a year-over-year basis. The performance for the six months was assisted by a 36% decline in the average Rand/U.S. dollar exchange rate, as a result of approximately 85% of the company's revenues being U.S. dollar denominated, and by generally higher sales volumes.

The six months ended 31 December 2001 has been a difficult trading period for the base metal industry, brought about by declining demand and mineral prices in the Western World and exacerbated by the dramatic events of 11 September 2001. Whilst the headline earnings per share have increased significantly from the September 2001 quarter, the comparative to the previous year is lower.

The current low commodity prices and Metorex's debt levels require cash conservation, and it has been decided to retain funds and not issue an interim dividend.

Metorex is South Africa's premier mid-tier mining company and owns and operates a diversified portfolio of seven mining operations in southern Africa. In addition, it holds the Perkoa zinc development project in Burkina Faso, and recently placed its Chibuluma South open cast copper operation in Zambia on temporary care and maintenance.

Operating Performance

Zambia
Despite generally satisfactory production and sales volumes, the financial results were affected by low commodity prices. In particular, the low copper price led to the decision to place Chibuluma South on

"care and maintenance". Chibuluma West has operated at a loss due to low mineral prices for the past six months. Management action has been taken to increase production which, combined with certain proposed concessions from ZCCM and a "leveling of the playing fields" by the Zambian Government, should return the mine to profitability.

Current Developments

O'Okiep Tailings Retreatment

The Tailings Retreatment Plant construction has progressed well with final commissioning expected during March 2002. Production of copper from this plant will replace the production from the mine's underground operations on their closure. This project should extend the life of O'Okiep by approximately eight years.

Middelburg Townlands

Wakefield, together with Umnotho weSizwe Investments (Pty) Limited, has acquired the Middelburg Townlands coal resource from the Middelburg Town Council for which an EMPR is being prepared, prior to applying for a mining licence. Planning of this project is being finalized.

Corporate Overview

Crew is an established, multi-commodity, Canadian mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. In addition to a variety of projects that are at various stages of development and discovered by Crew, the company controls seven producing mines through its southern African subsidiary. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC BB (USA).

"John M. Darch"
Chief Executive Officer

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents.

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.

Visit our website at http://www.crewdev.com.

Suite 400 - 837 West Hastings Street, Vancouver, BC V6C 3N6
Telephone: 604.683.7585
Facsimile: 604.682.0566
Toll Free: 866.818.2211
Website: http://www.crewdev.com
e-mail: info@crewdev.com